November 7, 2005
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visual Networks, Inc.
Registration Statement on Form S-3 File No. 333-128145
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is hereby made on behalf of Visual Networks, Inc. (the “Company”) that acceleration of the effective date of the above-captioned Registration Statement be granted by the Securities and Exchange Commission (the “Commission”) in order that the Registration Statement shall become effective at 9:00 a.m. on November 9, 2005, or as soon thereafter as practicable.
In this regard, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, VISUAL NETWORKS, INC.
By:	/s/ Lawrence S. Barker
Lawrence S. Barker
President and Chief Executive Officer and Chairman of the Board of Directors